CONSOL ENERGY INC.

1000 CONSOL Energy Drive, Suite 100

Canonsburg, Pennsylvania 15317-6506

(724) 416-8300

November 30, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Liz Packebusch

Staff Attorney

Re:	CONSOL Energy Inc.

Registration Statement on Form S-4

File No. 333-250091

Ladies and Gentlemen:

CONSOL Energy Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on November 30, 2020 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Thank you for your assistance in this matter.

[Signature Page follows]

Very truly yours,

CONSOL Energy Inc.

By:	/s/ Miteshkumar B. Thakkar
Miteshkumar B. Thakkar
Chief Financial Officer

Cc:	Martha A. Wiegand, General Counsel and Secretary, CONSOL Energy Inc.

Nick S. Dhesi, Latham & Watkins LLP

William N. Finnegan IV, Latham & Watkins LLP